FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated September 13, 2004 (“RIM Demonstrates BlackBerry Enterprise Server for Novell Groupwise")	Page No 2

Document 1

September 13, 2004

FOR IMMEDIATE RELEASE

RIM DEMONSTRATES BLACKBERRY ENTERPRISE SERVER FOR NOVELL GROUPWISE

Novell BrainShare Europe Conference — Barcelona, Spain — As industry leaders gather this week at the Novell BrainShare Europe conference, Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is demonstrating support for BlackBerry Enterprise Server™ for Novell GroupWise at the RIM booth, #G1.

“BlackBerry has become an industry standard platform for wireless enterprise data and we are pleased to be expanding the popular BlackBerry experience to Novell GroupWise customers,” said Jim Balsillie, Chairman and Co-CEO at Research In Motion. “For GroupWise customers, especially in government, legal and healthcare sectors where Novell has such a strong presence, BlackBerry will provide IT departments with a secure, reliable and easy to manage wireless platform and end users with increased mobility and productivity.”

“We continue to work closely with RIM to tightly integrate the BlackBerry wireless platform with Novell GroupWise to deliver a compelling wireless solution for our global customers,” said Alan Nugent, chief technical officer at Novell. “BlackBerry Enterprise Server for Novell GroupWise will offer our customers a robust wireless platform to manage all of their wireless needs.”

BlackBerry is an award-winning wireless platform that helps users stay connected to people and information. BlackBerry integrates hardware, software and service, providing an end-to-end wireless solution. BlackBerry Enterprise Server enables secure, push-based, wireless access to email and other corporate data.

The Mobile Data Service feature of BlackBerry Enterprise Server is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, Novell GroupWise customers will be able to leverage the BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support. BlackBerry Enterprise Server for Novell GroupWise will offer enhanced manageability and additional security features through full support of AES (Advanced Encryption Standard) and content protection on the handheld with local data encryption.

BlackBerry Enterprise Server for Novell GroupWise is expected to be commercially available later this year. Further details regarding product specifications and general availability will follow at a later date. Customers interested in receiving BlackBerry Enterprise Server updates can visit www.blackberry.com/go/serverupdate.

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About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Tilly Quanjer
RIM Europe
+44 (0) 1784 223987
tquanjer@rim.com

Katie Lee
RIM Asia Pacific
+(852) 6277 6841

Investor Contact
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 13, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller